SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)



            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13D-1 (a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                              (Amendment No. 10)1

                             Watts Industries, Inc.
                                (Name of Issuer)

                Class A Common Stock, $0.10 par value per share
                         (Title of Class of Securities)

                                  942749 10 2
                                 (CUSIP number)

                               Frederic B. Horne

     c/o Conifer Ledges, Ltd., 219 Liberty Square, Danvers, MA 01923-4302
                 (Name, Address and Telephone number of Person
               Authorized to Receive Notices and Communications)

                                  May 30, 2000
            (Date of event which requires filing of this statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1 (f) or 13d-1 (g), check the following box [].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 6 Pages)


----------------------------------------

1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                      13D

-------------------------------------------------------------------------------
CUSIP NO.
942749 10 2
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1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Frederic B. Horne
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                    (b) [X]
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3       SEC USE ONLY

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4       SOURCE OF FUNDS*

        Not Applicable
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)
                                                                        [ ]
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6       CITIZENSHIP OR PLACE OF ORGANIZATION

        The United States of America
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  NUMBER OF           7      SOLE VOTING POWER

     SHARES                  1,719,473

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BENEFICIALLY          8      SHARED VOTING POWER

   OWNED BY                  0

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       EACH           9      SOLE DISPOSITIVE POWER

  REPORTING                   1,719,473

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     PERSON           10     SHARED DISPOSITIVE POWER

       WITH:                 0
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11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,719,473
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12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                    [ X ]

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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        6.4%
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14      TYPE OF REPORTING PERSON *

        IN
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

     Frederic B. Horne hereby amends and supplements his originally filed Statement on Schedule 13D dated November 8, 1991 (the "Original Statement"), as amended by Amendment No. 1 to his Statement on Schedule 13D filed September 10, 1997 (the "First Amended Statement"), Amendment No. 2 to his Statement on
Schedule 13D dated November 3, 1997, Amendment No. 3 to his Statement on
Schedule 13D dated February 5, 1998, Amendment No. 4 to his Statement on
Schedule 13D dated May 1, 1998, Amendment No. 5 to his Statement on Schedule 13D dated October 5, 1998, Amendment No. 6 to his Statement on Schedule 13D dated November 17, 1998, Amendment No. 7 to his Statement on Schedule 13D dated July 26, 1999, Amendment No. 8 to his Statement on Schedule 13D dated September 17, 1999 and Amendment No. 9 to his Statement on Schedule 13D dated October 5, 1999, with respect to the Class A Common Stock, par value $0.10 per share (the "Common Stock") of Watts Industries, Inc. (the "Company"). Unless otherwise indicated, capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Original Statement. References herein to "Mr. Horne" shall be deemed to be references to Frederic B. Horne, the reporting person.

ITEM 2.  IDENTITY AND BACKGROUND.

        (a)    Name

               Frederic B. Horne

        (b)    Residence or Business Address

               219 Liberty Square
               Danvers, MA  01923-4302

        (c)    Principal Occupation; Name and Address
               of Principal Business Office

               Independent Investor
               219 Liberty Square
               Danvers, MA  01923-4302

        (d)    Past Criminal Convictions

               None

        (e)    Past Civil Proceedings or Administrative
               Proceedings Related to Federal or State
               Securities Laws Resulting in a Judgment,
               Decree or Final Order Finding Violations or
               Enjoining Future Violations of Such Laws

               None

        (f)    Citizenship

               The United States of America

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On May 12, 2000, Frederic B. Horne converted 237,923 shares of Class B Common Stock into 237,923 shares of Class A Common Stock and on May 15, 2000, Mr. Horne converted 11,000 shares of Class B Common Stock into 11,000 Shares of Class A Common Stock (collectively, the "Conversion"). The Conversion required no payment of funds or other consideration.

ITEM 4.  PURPOSE OF TRANSACTION.

     Frederic B. Horne effected the Conversion in order to be in a position to achieve liquidity with respect to such shares.

     Frederic B. Horne intends continuously to review his investment in the Company and may from time to time acquire or dispose of shares of Class A Common Stock, depending on various factors, including but not limited to general economic conditions, monetary and stock market conditions and future developments affecting Mr. Horne or the Company.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

     (a) Amount Beneficially Owned:

     Frederic B. Horne is deemed the beneficial owner of 1,719,473 shares of Class A Common Stock of the Company.

     Mr. Horne's beneficial ownership consists of (i) 1,485,873 shares of Class A Common Stock of the Company beneficially owned by Mr. Horne, (ii) 22,600 shares of Class A Common Stock beneficially owned by an irrevocable trust for the benefit of Kristina M. Horne for which Mr. Horne serves as trustee, (iii) 11,000 shares of Class A Common Stock beneficially owned by Mr. Horne as custodian for Kristina M. Horne under the Massachusetts Uniform Gifts to Minors Act, and (iv) 200,000 shares of Class A Common Stock beneficially owned by Mr. Horne as trustee pursuant to an irrevocable trust for the benefit of Mr. Horne and Kristina M. Horne as well as future descendents, for which Mr. Horne serves as a trustee.

     Percent of Class:

     6.5 % See Note 1.

     (b) Number of shares as to which such person has:

          (i) Sole power to vote or direct the vote: 1, 719,473

          (ii) Shared power to vote or direct the vote: 0

          (iii) Sole power to dispose or direct the disposition of: 1,719,473

          (iv) Shared power to dispose or direct the disposition of: 0

     (c) Mr. Horne engaged in the following transactions in the last sixty days:

          None.

     (d) Not applicable

     (e) Not applicable


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          None.
                                     * * *

     This statement speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.


Note 1: The percentages above have been determined as of the date hereof, based on information from the Company's last quarterly report (the "Report"). According to the Report, for the quarterly period ended March 31, 2000, there were outstanding and entitled to vote as of April 28, 2000, 26,388,731 shares of Common Stock consisting of 16,903,484 shares of Class A Common Stock and 9,485,247 shares of Class B Common Stock. Each share of Class B Common Stock is convertible into one share of Class A Common Stock.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



May 30, 2000
-----------------------
Date


/s/ Frederic B. Horne
-----------------------
Frederic B. Horne